UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       Oscient Pharmaceuticals Corporation
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                         (Title of Class of Securities)

                                    68812R303
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)






----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                Page 1 of 7 Pages

CUSIP No. 68812R303                   13G                  Page 2 of 7 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Market Neutral Fund
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $3,774,996 aggregate principal amount of 12.50% Convertible
                    Guaranteed Senior Notes due 2011 convertible into 3,431,814
                    Shares
OWNED BY       -------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $3,774,996 aggregate principal amount of 12.50% Convertible
                    Guaranteed Senior Notes due 2011 convertible into 3,431,814
                    Shares

------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $3,774,996 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 3,431,814 Shares

------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                   [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            3.57%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            OO
-----------------------------------------------------------------------

CUSIP No. 68812R303                   13G                  Page 3 of 7 Pages

---------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Partners LP
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $3,774,996 aggregate principal amount of 12.50% Convertible
                    Guaranteed Senior Notes due 2011 convertible into 3,431,814
                    Shares
OWNED BY       ----------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ------------------------------------------------------------

PERSON WITH:  (8)  SHARED DISPOSITIVE POWER
                   $3,774,996 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 3,431,814 Shares

-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $3,774,996 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 3,431,814 Shares

-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                   [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            3.57%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            PN
-----------------------------------------------------------------------

CUSIP No. 68812R303                   13G                  Page 4 of 7 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Partners Limited
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $3,774,996 aggregate principal amount of 12.50% Convertible
                    Guaranteed Senior Notes due 2011 convertible into 3,431,814
                    Shares

OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    $3,774,996 aggregate principal amount of 12.50% Convertible
                    Guaranteed Senior Notes due 2011 convertible into 3,431,814
                    Shares

-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $3,774,996 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 3,431,814 Shares

-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                   [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            3.57%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            IA, HC
-----------------------------------------------------------------------

CUSIP No. 68812R303                   13G                  Page 5 of 7 Pages

---------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Partners, Inc.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $3,774,996 aggregate principal amount of 12.50% Convertible
                    Guaranteed Senior Notes due 2011 convertible into 3,431,814
                    Shares
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH:  (8)  SHARED DISPOSITIVE POWER
                    $3,774,996 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 3,431,814 Shares

-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $3,774,996 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 3,431,814 Shares

-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                   [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            3.57%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            CO
-----------------------------------------------------------------------

CUSIP No. 68812R303                   13G                  Page 6 of 7 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on January 15, 2009 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.10 per share (the "Shares") of Oscient Pharmaceuticals Corporation, a Massachusetts corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Item 4 and 5 in their entirety as set forth below.



Item 4.     Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The Company's Current Report on Form 8-K filed on June 16,2009, indicates there were 92,735,910 Shares outstanding as of June 9, 2009. In calculating the percentage of Shares held by the Reporting Persons, we assumed the conversion of the reported Convertible Guaranteed Senior Notes.

The Investment Manager, which serves as the investment manager to GLG Market Neutral Fund, may be deemed to be the beneficial owner of all Shares owned by GLG Market Neutral Fund. The Investment Manager may exercise its investment authority directly or indirectly through various entities, including, without limitation, GLG, Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by GLG Market Neutral Fund. Each of Emmanuel Roman, Pierre Lagrange and Noam Gottesman are the Managing Directors of the General Partner. The Parent Company, which indirectly wholly owns the General Partner, may be deemed to be the beneficial owner of all Shares owned by GLG Market Neutral Fund. Each of the Investment Manager, the General Partner, the Parent Company, GLG, Inc., Emmanuel Roman, Pierre Lagrange and Noam Gottesman hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.     Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 68812R303                   13G                  Page 7 of 7 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 11, 2010

GLG MARKET NEUTRAL FUND

GLG PARTNERS LP
     Individually and in its capacity as Investment Manager of GLG Market Neutral Fund

     By: /s/ Victoria Parry
         ------------------
         Name:  Victoria Parry
         Title: Senior Legal Counsel of GLG Partners LP

GLG PARTNERS LIMITED,
     Individually and in its capacity as General Partner of GLG Partners LP

     By: /s/ Emmanuel Roman
         ------------------
        Name:  Emmanuel Roman
        Title: Managing Director


GLG PARTNERS, INC.

     By: /s/ Alejandro R. San Miguel
         ---------------------------
         Name:  Alejandro R. San Miguel
         Title: General Counsel and Corporate Secretary